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                              July 17, 2020

       C. David Cone
       Executive Vice President and Chief Financial Officer
       Taylor Morrison Home Corp
       4900 N. Scottsdale Road, Suite 2000
       Scottsdale, Arizona 85251

                                                        Re: Taylor Morrison
Home Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            File No. 001-35873

       Dear Mr. Cone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Non-GAAP Measures, page 41

   1. We note different non-GAAP measures presented across periods within your '34 Act filings. Please
describe to us the methodology management follows to determine what non-GAAP measures will
be presented within a given period. In your description, please tell us, for instance,
why no non-GAAP measures were presented within the quarterly reports filed in fiscal
2019, while the Form 10-Q filed for the period ended March 31,
                                                        2020 presents several
non-GAAP measures, and why you present different non-GAAP
                                                        measures within your
annual reports on Form 10-K.
       Segment Home Closings Gross Margins and Adjusted Gross Margins, page 46

   2. Please describe to us the facts circumstances surrounding the warranty charges related to the construction defect
identified in the central segment in 2019 and 2018. Include a description of the
property, including its age, when the construction defect was identified,
 C. David Cone
Taylor Morrison Home Corp
July 17, 2020
Page 2
         how it was identified, how the amount of the charges were determined, when they were recorded and how you determined the period in which to record them. Also, please tell us if you will record additional charges in 2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at (202)551-3851 or Robert Telewicz at
(202)551-3438 if
you have questions regarding the comments.



FirstName LastNameC. David Cone                              Sincerely,
Comapany NameTaylor Morrison Home Corp
                                                             Division of
Corporation Finance
July 17, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName